Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 15, 2004

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes     ☐     No     ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: December 15, 2004	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Media Release

Wednesday 15 December 2004

WESTPAC TO LOCALLY INCORPORATE IN NEW ZEALAND

Westpac today announced that it will locally incorporate its key operations in New Zealand.

The announcement follows advice from the Governor of the Reserve Bank of New Zealand (RBNZ), Dr Alan Bollard, that the RBNZ had rejected Westpac’s buttressed branch proposal. The Westpac board has agreed to comply with the RBNZ’s local incorporation policy.

This decision comes after 12 months of intensive effort by both Westpac and the RBNZ to find a suitable alternative to local incorporation, and after 143 years of Westpac operating as a branch in New Zealand.

Westpac is disappointed that the RBNZ found that its buttressed branch proposal is not acceptable. The local incorporation model requires the establishment of an entity with its own board. Under the RBNZ’s Conditions of Registration for New Zealand incorporated banks, the New Zealand board is required to exercise its powers and perform its duties solely in the best interests of the locally incorporated bank (even where this may be in conflict with the parent bank).

The RBNZ’s policy states that the appointment of directors and the chief executive for the locally incorporated company is subject to RBNZ veto(1).

While this is a change to the legal form under which Westpac operates in New Zealand, from a customer perspective there should be no disruption.

Westpac will now move forward to locally incorporate the systemically significant(2) parts of its New Zealand operations. As legislation will probably be required to incorporate, it is likely the process will take some time.

Recent Australian tax law changes relating to the tax treatment of goodwill will mean that there should not be any Capital Gains Tax (CGT) liability from the transfer of assets from the branch to the locally incorporated subsidiary.

Westpac is not yet in a position to fully quantify costs, but it is anticipated that the cost of local incorporation will not be material.

Tomorrow’s AGM in Auckland is the first time in its 187-year history that Westpac has held the event outside of Australia.

ENDS.

For more information, contact

Australian Media

New Zealand Media

David Lording	Paul Gregory

Ph: 02 92263510

Ph: 09 367 3941

Mb: 0419 683 411

Mb: 027 2788177

(1)  RBNZ’s Statement of Principles: Bank Registration and Supervision, Appendix 1 – see http://www.rbnz.govt.nz/finstab/banking/regulation/bs1.pdf

(2)  As defined on page 8 of the above Statement of Principles document